Exhibit 99.5

PRESS RELEASE

India: TotalEnergies to Supply GSPC with 400,000 Tons of LNG per year from 2026

Paris/New Delhi, February 12th, 2025 – During a ceremony held in New Delhi on the sidelines of the India Energy Week, TotalEnergies and the Gujarat State Petroleum Corporation Limited (GSPC), a state-owned oil and gas company, announced the signing of a long-term Sale and Purchase Agreement (SPA) for a term of ten years starting in 2026. Under this agreement, TotalEnergies will supply GSPC with 400,000 tons of liquefied natural gas (LNG), amounting to six cargoes per year.

The LNG, sourced from TotalEnergies' global portfolio and delivered to terminals on India's west coast, will primarily serve GSPC's industrial customers. It will also supply Indian households for domestic use, businesses, and service stations for vehicles running on Compressed Natural Gas (CNG), such as auto-rickshaws.

“We are delighted to have been chosen by GSPC to supply them with LNG in India. This new deal underscores TotalEnergies' leadership in the LNG domain and commitment to India’s energy transition and security of supply”, said Gregory Joffroy, Senior Vice President LNG at TotalEnergies.

“This agreement marks a major step towards reinforcing GSPC’s strategy to secure competitive LNG on a long-term basis, helping to bridge the growing natural gas demand-supply deficit in Gujarat and across India. Partnering with TotalEnergies, one of the largest LNG players in the world, aligns with GSPC’s strategy to build up its long-term portfolio and become a leading Indian player in gas trading”, said Milind Torawane, Managing Director at GSPC. “This deal will further strengthen GSPC’s portfolio and its operations in the gas value chain, leveraging GSPC Group’s transmission and distribution infrastructure.”

In India, natural gas will play a pivotal role in the energy transition. As a cleaner alternative for industrial activities, cooking and transportation, it enhances air quality by reducing greenhouse gas emissions and pollution.

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About Gujarat State Petroleum Corporation Limited

Gujarat State Petroleum Corporation Limited, a Government of Gujarat company, is one of India’s leading oil and gas companies. GSPCL is also one of the largest gas trading companies in India and is a part of GSPC Group which has significant presence across the gas value chain in the LNG terminal, gas transmission, gas distribution and power generation businesses. In Gujarat, GSPC, along with its other group companies, supplies one-third of the natural gas demand in the State of Gujarat, catering to 2.3 million households and 20,000 industrial and commercial clients, and operates over 800 CNG stations.

For further information, please visit: www.gspcgroup.com

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

GSPC Contacts

Media & Investor Relations: +91 98250 05139 | devendra@gspc.in

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).